Covington & Burling LLP

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SILICON VALLEY
WASHINGTON

May 19, 2009

Mr. Michael Clampitt
Mr. Jonathan E. Gottlieb
Mr. Hugh West
Ms. Christina Harley
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Trustmark Corporation
File No. 000-03683
Form 10-K for the fiscal year ended December 31, 2008

Ladies and Gentlemen:

On behalf of our client, Trustmark Corporation (“Trustmark”), we submit the following responses to the comments on the above-referenced Form 10-K for the fiscal year ended December 31, 2008.  These comments were contained in the staff’s letter to Trustmark dated April 20, 2009.

As discussed with Mr. Gottlieb, Trustmark has responded separately to the staff’s comments on its Definitive Schedule 14A in a separate response letter dated April 24, 2009, and filed a Definitive Revised Schedule 14A (Amendment No. 1) on May 1, 2009.  Trustmark is now responding to the staff’s comments on the Form 10-K for the fiscal year ended December 31, 2008.  The staff’s comments on the Form 10-K appear below in italics, followed by Trustmark’s response.  We have also included with this letter a draft of the Form 10-K/A, reflecting Trustmark’s proposed responses to the staff’s comments, and a marked copy of the same showing changes from the Form 10-K as originally filed on February 26, 2009.  Upon completion of the staff’s review of these responses, Trustmark will promptly file its Annual Report on Form 10-K/A with the Commission.

Form 10-K

Business, page 3

1.  Comment: Please provide to us and revise the first paragraph to report revenues, profit or loss and total assets for each of the last three fiscal years as required by Item 101(b) of Regulation S-K.

2.  Comment:  Please provide to us and revise the second paragraph to describe the general development of the business of you, your subsidiaries and any predecessor(s) during the past five years (and earlier) as required by Item 101 (a) of Regulation S-K.  In this regard, add disclosure for, among other things, the acquisitions, such as Republic, as well as asset, revenue, and equity growth over the last five years.

3.  Comment  Please provide to us and revise the second paragraph to describe the business done and intended to be done by you, as required by Item 101 (c)(1) of Regulation S-K. Please address any changes in your business as a result of the recession including drops in loans and deposits, increases in defaults and foreclosures and increases in borrowings from the federal government. We note that you devote over four pages to describing bank regulation but only one page to describing your business. In this regard, also briefly describe any changes in policies and/or programs to prevent or minimize foreclosures, any changes in the standards you use to extend credit and any changes in the number or amounts of loans you originate.

4.  Comment:  Please provide to us and revise the first paragraph to describe the principal products produced and services rendered by you (instead of an incomplete list of “significant services”) and the principal markets for, and methods of distribution of, the segment’s principal products and services as required by Item 101(c)(1)(i) of Regulation S-K. Disclose revenues from each of the four states in which you operate and the percentage of your loans in each state.

Competition, page 3

5.  Comment:  Please provide to us and revise this section to describe competitive conditions (beyond simply stating that you have “significant competition”), as required by Item 101(c)(1)(x) of Regulation S-K, including but not limited to the following:

•	the identity of the particular markets in which you compete;
•	an estimate of the number of your competitors that operate in those markets;
•	an estimate of your competitive position; and
•	identify and explain positive and negative factors pertaining to your competitive position.

Please give separate consideration to the principal products or services or classes of products or services of the segment. Please discuss the extent to which you compete with national and international financial institutions that have far greater resources and are able to offer lower rates on loans and higher rates on deposits than you and offer a broader range of products and services.

Response to Comments 1 through 5:  In response to the staff’s comments, Trustmark has replaced the disclosure in the section entitled “The Corporation” appearing in Item 1 of the Form 10-K with three new sections entitled “Description of Business,” “Strategy” and “The Current Economic Recession” in Item 1 of the Form 10-K/A.  Further, Trustmark has also replaced, in its entirety, the disclosure in the section entitled “Competition” appearing in Item 1 of the Form 10-K .  Please note that the disclosures appearing in Item 1 of the Form 10-K under sections entitled “Subsidiaries of Trustmark,” “Somerville Bank & Trust Company” and “Capital Trusts” have not been revised.

Risk Factors, page 9

6.  Comment:  Please provide to us and revise the introductory paragraph to this section consistent with sample comment 30 to Staff Legal Bulletin No. 7 and Item 503(c) which requires that you must disclose all risks that you believe are material at the time you file the Form l0-K. Please delete references to “among others” and “certain risks.” Please clarify that in the last sentence that you are qualifying your report by the risk factors that are included rather than the ones that are not included.

7.  Comment:  Please provide to us and revise this section to comply with Item 503(c) of Regulation S-K which requires that you disclose in this section “the most significant factors that make the offering speculative or risky.”  Item 503(c) specifically directs notes that an issuer should not present risks that apply to any issuer or any offering. Please review all risks and remove those that do not comply including, but not limited to, those relating to controls and procedures, technology change, lawsuits in the ordinary course of business, natural disasters.

8.  Comment:  Please provide to us and revise each of your subcaptions, to comply with the following:

•	Item 503(c) which requires that you set forth each risk factor under a subcaption that adequately describes the risk;
•
sample comment 36 to Staff Legal Bulletin No. 7, which directs that you revise each subheading to “ensure it reflects the risk that you discuss in the text.” rather than “merely state a fact about your business…succinctly state in your subheadings the risks that result from the facts or uncertainties;” and

•	sample comment 37 to Staff Legal Bulletin No. 7, which directs that you revise each subheading to eliminate language that is “too vague and generic to adequately describe the risk that follows.”

For instance, the caption to your first risk factor which merely states “Trustmark is subject to interest rate risk” does not comply with the applicable requirements.

9.  Comment:  Please provide to us and revise each risk factor to comply with the following:

•	Securities Act Release No. 33-7497 which requires that you “place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;”
•
sample comment 34 to Staff Legal Bulletin No. 7, which directs that you provide the information investors need to “assess the magnitude” of each risk and “explain why” each risk may result in a material adverse effect on you; and

•	sample comment 38 to Staff Legal Bulletin No. 7, which directs that you include “specific disclosure of how your [operations] [financial condition] [business] would be affected” by each risk.

For instance, in the first risk factor, please discuss the specific interest rate risks that you face including the extent to which your loan portfolio includes adjustable rate loans. For instance, in the second risk factor, discuss the risks associated with the market conditions in your specific markets, particularly Florida, such as the rise in foreclosures and loan defaults and the decline in the housing starts and housing prices. For instance, in the third risk factor discuss the risks from specific portions of your loan portfolio.

10. Comment:  Consider adding a risk factor relating to your liquidity and regulatory capital given your borrowings $215 million from the Treasury’s TARP Program and $200 million Federal Reserve’s TAF program as well as your increase in Federal funds purchased from $279 million in 2007 to $616 million in 2008.

Response to Comments 6 through 10:  In response to the staff’s comments, Trustmark has revised its risk factor disclosure appearing in Item 1A of the Form 10-K in its entirety.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

11.  Comment:  Please provide to us and revise to include an overview with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:

•
provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•
provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

•	identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term such as:
•	your need for additional capital as evidenced by your dramatic increase in borrowings from the Federal government;
•	how you have been affected by the financial and credit crisis;
•	the extent of your loan portfolio attributable to real estate loans;
•	the economic recession in your market areas;
•	the rise of loan defaults and foreclosures at your institution;
•	the drop in real estate prices, real estate sales and new construction in your market areas; and
•	the rise in unemployment in your market areas; and
•
identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changes in your standards for making loans and for investing in securities and plans to raise additional capital through government programs and/or other means.

Response:  In response to the staff’s comment, Trustmark added an Executive Overview to Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies, pages 19-21

General

12.  Comment:  Since critical accounting estimates and assumptions are based on matters that are highly uncertain, please revise to provide additional disclosure for each of your critical estimates to analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. For example, if reasonably likely changes in the long-term rate of return used in accounting for a company’s pension plan would have a material effect on the financial condition or operating performance of the company, the impact that could result given the range of reasonably likely outcomes should be disclosed and, because of the nature of estimates of long-term rates of return, quantified.

Response:  In response to the staff’s comment, Trustmark has revised this section in the 10-K/A to provide additional qualitative disclosure regarding sensitivity to change.  Trustmark has added quantitative disclosures which Management considers reliable and material with respect to two accounting policies that have been identified as requiring potentially material estimates and assumptions--Mortgage Servicing Rights and Defined Benefit Plans.  For the other accounting policies discussed in this section, Trustmark does not believe that quantitative information regarding sensitivity to change that is both reliable and material to investors is reasonably available.

Financial Highlights, page 22

13.  Comment:  Please provide to us and revise this section in its entirety to comply with Item 303 and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, analysis of the following:

•	how the deterioration of the real estate market and the economy in your markets has affected you and how the continued deterioration may affect you;
•	how the carrying amount of your investment securities (level 2) and loans held for sale may be overvalued due to dramatic decline in the market value of these assets;
•	trends in the number and percentage of your loans that are overdue by 60 days or more;
•	trends in the number and percentage of your loans that have defaulted or foreclosed; and
•	trends in the provision for loan losses.

Response:  In response to the staff’s comment, this section has been revised to identify and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on Trustmark’s financial condition or operating performance.

With respect to the staff’s suggestion that the carrying values of Trustmark’s investment securities and loans held for sale may be overvalued, Management notes that most of Trustmark’s investment securities which are available for sale and carried at fair value are Agency-related securities rated in investment grade categories.  At December 31, 2008, 99.63% of its securities available for sale and loans held for sale measured at fair value are Level 2 securities.  See the chart presenting financial assets and liabilities measured at fair value on page 78 of the Form 10-K.  Management believes that carrying values for these assets are substantially consistent with actual market values.

The disclosures provided in the Financial Highlights section of the Form 10-K have been supplemented to include a description of the percentage of loans which are 30 days or more past due and of nonaccrual loans and an analysis of the cause for the same.  This has been included immediately after the first two paragraphs appearing in the Financial Highlights section of the Form 10-K/A.

With respect to the staff’s request that Trustmark provide disclosure regarding loans that are 60 days past due, we note that market convention is to track past-due loans at (i) 30 - 89 days, (ii) 90 days or more and (iii) nonaccruals.  See, for example, Item III.C.1.(b) of Guide 3, as well as regulatory reports of Trustmark and Trustmark National Bank (“TNB”).  Trustmark, in accordance with this market convention, does not track past-due loans at 60 days.  In its Form 10-K, Trustmark reports past due loans using the 90-day metric.  Trustmark believes that requiring it to collect this information on the basis of a 60-day past due measurement period would involve unwarranted and undue burden or expense and would not produce information that would be of benefit to investors.

14.  Comment:  Please provide to us and revise to include analysis in a separate captioned section of the reasons for your dramatically increasing your borrowings from the federal government in 2008 and the costs and benefits to you of each, including but not limited to the following:

•	$215 million from the U.S. Treasury’s Troubled Assets Relief Program;
•	$200 million in short term loans from Federal Reserve’s Term Auction Facility program at December 31 , 2008; and
•	$616 million in Federal funds purchased at December 31, 2008 compared to $279 million at December 31, 2007.

Please disclose the range of borrowings during the year not just the amount at December 31, 2008. Please disclose the extent to which you relied on other government programs such as the FDIC Temporary Liquidity Guarantee Program.

Response:  In response to the staff’s comment, Trustmark respectfully notes the following:

While Federal funds borrowings are settled through accounts at the Federal Reserve, the Federal funds are not provided by the United States or any government agency.  Federal funds are overnight borrowings at negotiated rates from private financial institutions and other participants in the Federal funds market.

Trustmark participated in the Troubled Asset Relief Program-Capital Purchase Program (“TARP CPP”) through the issuance of $215 million in Senior Preferred stock and a Warrant to the U.S. Treasury.  As has been reported in Trustmark’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and as referenced in Trustmark’s responses to Comments 21 and 22 below, Trustmark was well-capitalized prior to enactment of the Emergency Economic Stabilization Act, and Management’s estimates indicate that Trustmark would have continued to have been well-capitalized at December 31, 2008 and at March 31, 2009, even had it not participated in the TARP CPP.  Additional disclosure regarding Trustmark’s decision to participate in the TARP CPP and the consequences of that decision are included in the new section on the TARP CPP which appears in Management’s Discussion and Analysis in response to Comments 15, 16 and 17.

Trustmark has not issued debt under the Temporary Liquidity Guarantee Program (TLGP) and has no present intent to do so, and Trustmark has not participated in any other government program related to the current economic crisis, other than as noted in this response to Comment 14.

The Financial Highlights section of the Form 10-K has been further amended to include a new subsection entitled “Government Programs.”  This appears after the subsection entitled “Correction of Accounting Error” in the Financial Highlights section of the Form 10-K/A.

In addition, the section entitled “Liquidity” appearing in the Form 10-K has been revised to include a new third paragraph discussing recent trends in the bank’s deposit base and steps taken by Management to utilize additional sources of funding.

15.  Comment:  Please provide to us and revise to disclose your obligations to the federal government under the various programs and your compliance to date including, but not limited to, the following:

•	your agreement to “expand the flow of credit to U.S. consumers and businesses on competitive terms: and
•	your agreement “to work diligently, under existing programs, to modify the terms of residential mortgages.”

Please provide analysis of changes in 2008 from 2007 and 2006 in the number and aggregate amount of each of the following; new loans originated, loans refinanced and loans modified. Please distinguish between consumer loans and commercial loans.

Response:  Trustmark has been responsive to its obligations to the Federal government to expand the flow of credit to U.S. consumers and businesses on competitive terms.  In particular, by purchasing U.S. Government Agency mortgage-backed securities (MBS) following the U.S. Treasury investment of $215 million in Trustmark’s Senior Preferred stock, Trustmark provided incremental liquidity to that market.

Trustmark is following the Freddie Mac, Fannie Mae and GNMA guidelines for foreclosure moratoriums in its portfolio of loans serviced for others.  It should be noted, though, that due to Trustmark’s long-standing prudent lending standards, the increase in loans past due 90 days or more of 5.9% (from $4.85 million at December 31, 2007 to $5.14 million at December 31, 2008) was primarily attributable to the decline in real estate values in Trustmark’s Florida market.  Therefore, Trustmark has not had a significant need to modify mortgages which are held in its portfolio.  The steps Trustmark has taken with respect to the matters raised by this Comment 15 are described in the new “Use of Capital” section of the “TARP Capital Purchase Program” section which appears at the front of the revised MD&A section in the Form 10-K/A.

16.  Comment:  Please provide to us and revise to include a separate section at the front of the MD&A section which analyzes your $215 million loan from the U.S. Treasury under the Troubled Asset Relief Program including, but not limited to, analysis of the following;

•	the reasons why you applied for the $215 million loan:
•	the material terms of the transaction including the material terms of the securities and warrants you issued to the Treasury Department; and

•	how you have used the $215 million in proceeds.

Response:  In response to the staff’s comment, the MD&A section has been amended to include two new sections entitled “TARP Capital Purchase Program” and “Use of Capital” to describe the $215 million investment by the U.S. Treasury in Trustmark’s Senior Preferred stock under the TARP CPP.  These sections appear immediately after the “Executive Overview” in the Form 10-K/A.

17.  Comment:  Please provide to us and revise to discuss how your participation in the Troubled Asset Relief Program affects you and your shareholders including but not limited to the following:

•	the impact on the holders of any outstanding senior classes of your securities;
•	the impact on the rights of your existing common shareholders;
•	the dilution of the interests of your existing common shareholders;
•	the requirement that you to expand your board of directors to accommodate Treasury Department appointments to it;
•	the requirement that you to register for resale securities you have issued to the Treasury Department;
•	the extent to which it impacted how you operate your company;
•	any material effect on your liquidity, capital resources or results of operations;.
•	its impact on your capital ratios, income available to common stockholders; and
•
the limits and requirements relating to executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008 and the applicable  rules issued by the Department of Treasury.

Response:  In response to the staff’s comment, the MD&A section has been revised to include a new section entitled “Effects of TARP CPP Participation,” as well as the new “Use of Capital” section noted in Trustmark’s response to Comment 16 above, to discuss how participation in the TARP CPP affects Trustmark and its shareholders.  This new disclosure is part of the new, separate “TARP Capital Purchase Program” section at the front of the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Segment Information

Administration, page 32

18.  Comment:  We note you plan to reduce your reporting segments from four to three by combining Administration into General Banking because the revenues and expenses reflected in Administration are directly related to General Banking.  Please reconcile this to the first sentence where you indicate Administration includes all other activities that are not directly attributable to one of the major lines of business. Also, tell us if there has been a change in the information evaluated regularly by your chief operating decision maker.

Response:  In response to the staff’s comment, Trustmark is deleting the first sentence of the first paragraph of page 32 of its Form 10-K.

With respect to the staff’s question regarding the information evaluated regularly by Trustmark’s chief operating decision maker, please note the following.  Historically, Trustmark has prepared monthly reports (entitled “Profitability and Performance Reports”) for senior management (including the chief operating decision maker, Richard G. Hickson, Chairman, President and Chief Executive Officer of Trustmark) regarding the financial and operational results of its business.  These reports contain detailed information as to each reporting segment, and have been used by the chief operating decision maker for purposes of making decisions about allocating resources to the specific segments and assessing each segment’s performance.

Through the end of the 2008 fiscal year, these reports contained detailed information as to each of Trustmark’s four reporting segments.  After review and discussion of Trustmark’s Executive Committee, which includes the Chairman, President and Chief Executive Officer, it was determined that, effective January 1, 2009, Trustmark’s operating decisions will be made based on the following three reportable operating segments:

•	General Banking, to include the previously broken out Administration segment;
•	Wealth Management, same as previously; and
•	Insurance, same as previously.

Consequently, in 2009 the Profitability and Performance Reports are formatted to provide information for Trustmark’s three reporting segments: General Banking, Wealth Management and Insurance.

The decision to include the previously separate Administration segment within General Banking was based on the fact that the operations of the primary component of the Administration segment, Treasury, are solely dependent on the existence of the General Banking operations.  Treasury’s strategic business units are 94% of the total revenues and 99% of the total average assets of Administration.  In 2008, historically unusual yield curve movement resulted in Treasury (and as a result the Administrative segment as a whole) showing significant results which Management believed did not accurately reflect the operating business results of Trustmark’s General Banking segment.  Treasury was never intended to be a stand alone line of business.  The decision to include the previously separate Administration segment within General Banking was also based on the fact that the vast majority of the resources in the other components of Administration (which comprise Executive Administration, Corporate Finance, and Human Resources) have historically primarily supported the General Banking segment.

In addition to the information in the Profitability and Performance Reports, in 2009 the information in Trustmark’s incentive compensation reports will reflect Trustmark’s determination to make operating decisions based on three segments.  Incentive compensation for senior management of Trustmark is determined based, in part, on objective performance goals that, for at least some of Trustmark’s senior executives, are determined based upon segment-specific performance goals.  On an annual basis, the chief operating decision maker, as well as other members of senior management who are involved in setting incentive compensation for executives in their reporting line, receive reports regarding these segment-specific performance goals, which are then used to allocate funds for incentive compensation payments.  Trustmark’s incentive compensation payments for the 2009 fiscal year (to the extent permitted pursuant to applicable regulations that may apply to Trustmark) will be determined based on segment data for the three segments (and not four, as in past years) as a result of Trustmark’s combination, effective January 1, 2009, of the Administration and General Banking segments into one segment.

Securities, page 32

19.  Comment:  In an effort to provide a reader with greater insight to the quality of your investment securities available-for-sale (AFS) and held-to-maturity (HTM), please provide to us and disclose the following:

•
present in a tabular format on a fair value and amortized cost basis, any significant concentrations within your AFS and HTM securities.  In this regard, please disaggregate your mortgage-backed securities (e.g. Agency MBS, such as GNMA, FNMA, etc., Non-Agency MBS, CMOs, etc.);

•	provide a table, consistent with the format noted above, that presents the investment securities with their respective credit ratings; and
•	in addition to the information above, provide us with information through March 31, 2009, if available.

Response:  In response to the staff’s comment, tables entitled “Securities Portfolio by Amortized Cost and Estimated Fair Value” and “Securities Portfolio by Credit Rating” as of December 31, 2008 are being included in the Securities section of Management’s Discussion and Analysis.

Further, Trustmark is providing, supplementally to the staff, such information regarding its securities portfolio at March 31, 2009.  See tables provided under Annex A hereto.

Loans and Allowance for Loan Losses, page 34

20.  Comment:  Please provide to us and revise this section as follows:

•	please disclose the extent to which your portfolio contains sub prime, “alt A” loans and no interest loans;
•
explain why the chart, on page 35, entitled “Loan Maturities by Category” only includes $4.3 billion of your $6.7 billion of loans and explain why you did not disclose maturities for 1-4 family residential properties and consumer loans;

•	provide analysis of the ramifications to your business of having a large percentage of your loan portfolio maturing in less than a year;
•	explain why the chart, on page 36, entitled “Loan Maturities by Interest Rate Sensitivity” only includes $2.1 billion of your $6.7 billion of loans;
•
explain why in the chart, on page 38, entitled “Florida Credit Quality” the rows of various categories of loans exceed the total loans and revise the definitions to explain the differences between nonaccrual loans and impaired loans.

Response:  In response to the staff’s comment, Trustmark has supplemented its disclosure in the section entitled “ Loans and Allowances for Loan Losses” appearing in the Form 10-K/A by including additional disclosure on its subprime loan portfolio (which Trustmark believes is quantitatively immaterial).  This disclosure appears in the second paragraph following the table entitled “Loan Maturities by Interest Rate Sensitivity” appearing in the “Loans and Allowances for Loan Losses” section.

The charts on page 35 of the Form 10-K, entitled “Loan Maturities by Category” and page 36, entitled “Loan Maturities by Interest Rate Sensitivity” were both prepared in accordance with Item III.B. of Guide 3, and in particular the parenthetical in the first paragraph thereof, which permits the exclusion of the information identified in categories 3-5 of Item III.A. of Guide 3.  Trustmark does not believe that the omitted information was material to investors.  However, in the interest of facilitating review of these charts by investors, Trustmark has revised these charts to include the omitted information.

In response to the staff’s comment, Trustmark has revised the footnotes to the chart entitled “Florida Credit Quality” to add a new footnote no. 1 indicating that all of the columns to the right of any particular column are subcategories of such column (rather than distinct categories).

Preferred Stock, page 42

21.  Comment:  Please provide to us and revise your description of the Senior Preferred  Stock that you issued to the U.S. Treasury, under the Troubled Asset Relief Program, to

•
replace your explanation that you issued the preferred stock under the Troubled Assets Relief Program “designed to support the economy” to explain that you applied to the Department of Treasury for government assistance under the TARP Program that is designed to stabilize financial institutions such as yours; and

•	disclose the closing price of your common stock on the day before you agreed to issue warrants to the Department of Treasury.

Response:  Trustmark has revised the first sentence of this “Preferred Stock” section in the Form 10-K/A to respond to the first bullet point in the staff’s comment.  Trustmark has also added the clarification “calculated according to the ten-day moving average formula set forth in the securities purchase agreement” following the disclosure of the exercise price of the Warrant.  In addition, at the end of the paragraph describing the Senior Preferred, Trustmark has included a new sentence disclosing the closing price of Trustmark’s common stock on the NASDAQ Global Select Market on November 20, 2008.

In response to the staff’s comment, we respectfully note that the purpose of the TARP CPP was to provide capital to healthy banks, which the U.S. Treasury determined were more likely to support the economy by making loans than failing banks, and that the TARP CPP was designed to stabilize the “financial system” [emphasis added] not to stabilize particular financial institutions.  See, e.g., Interim Assistant Secretary for Financial Stability Neel Kashkari Remarks at Brookings Institution, January 8, 2009:

… the Capital Purchase Program (CPP) … a voluntary capital purchase program for healthy, viable banks of all sizes.  The CPP was designed to first stabilize the financial system by increasing the capital in our banks, and then to restore confidence so credit could flow to our consumers and businesses.  People often ask: why are we investing in healthy banks? Shouldn't the TARP CPP be used for failing banks? Healthy banks are in the best position to support their communities by extending credit.  A dollar invested in a healthy bank is far more likely to be used to promote lending to creditworthy borrowers than a dollar invested in a failing bank, which would more likely use it to stay afloat.

As a more recent fact sheet of the U.S. Treasury states:

… [the] CPP is not a bailout.  The program is designed to generate a positive return over time to the taxpayer while strengthening the backbone of and providing confidence to our nation’s financial system.   Healthy banks of all sizes have signed up for the program, including small, large, local, and regional and national banks.

Factsheet on Capital Purchase Program issued by the U.S. Department of the Treasury (updated March 17, 2009), available at http://www.financialstability.gov/roadtostability/CPPfactsheet.htm.

We respectfully note further that at September 30, 2008, approximately one month before Trustmark filed its application to participate in the TARP CPP, as reported in Trustmark’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, Trustmark’s ratios of Total Capital to Risk Weighted Assets, Tier 1 Capital to Risk Weighted Assets and Tier 1 Capital to Average Assets were 11.80%, 9.86% and 8.11%, respectively, each of which exceeded the respective required ratios of minimum regulatory capital, and that TNB’s ratios of Total Capital to Risk Weighted Assets, Tier 1 Capital to Risk Weighted Assets and Tier 1 Capital to Average Assets were 11.50%, 9.61% and 7.93%, respectively, each of which exceeded the respective ratios of 10.00%, 6.00% and 5.00% that are the minimum ratios of regulatory capital required to be well-capitalized.  Furthermore, as stated in Trustmark’s earnings release for the quarter ended March 31, 2009, excluding the U.S. Treasury’s $215 million investment in Trustmark’s Senior Preferred, Trustmark’s total risk-based capital ratio at March 31, 2009 is an estimated 12.14%, which also exceeds the guidelines to be well-capitalized.

Note as well that at December 31, 2008, had Trustmark not participated in the TARP CPP, Trustmark estimates that (1) the ratios of Total Capital to Risk Weighted Assets, Tier 1 Capital to Risk Weighted Assets and Tier 1 Capital to Average Assets would have been 11.98%, 10.04% and 8.04%, respectively, and (2) TNB’s ratios of Total Capital to Risk Weighted Assets, Tier 1 Capital to Risk Weighted Assets and Tier 1 Capital to Average Assets would have been 11.70%, 9.80% and 7.87%, respectively.

Trustmark therefore believes it exceeded all the minimum capital standards and was well-capitalized without the investment in its Senior Preferred stock by the U.S. Treasury.

Based upon this data, Trustmark respectfully submits that it participated in the TARP CPP for the reasons disclosed in its Annual Report on Form 10-K/A (Amendment No. 1), and not because it was in need of stabilization.

Regulatory Capital, page 42

22.  Comment:  Please provide to us and revise your claims that as of December 31, 2008 you “exceeded all of the minimum capital standards” and were “well-capitalized” to discuss whether you would have met these standards without the assistance of funds borrowed from, or with the assistance of, the federal government.

Response:  See Trustmark’s response to Comment 21 above regarding various capital ratios of Trustmark and TNB.

Liquidity, page 43

23.  Comment:  We note you utilize brokered deposits, among other things, to provide additional liquidity.  Tell us, and quantify (including interim filings) the amount of brokered deposits at each period end.

Response:  Trustmark utilizes a limited amount of brokered deposits.  Trustmark utilizes these deposits when they offer cost advantages when compared to the cost of other wholesale funding sources.  At December 31, 2008, brokered deposits totaled $105.7 million, compared to $71.2 million at December 31, 2007 and $255.2 million at December 31, 2006.  Trustmark’s volume of brokered deposits represented approximately 1.55%, 1.04% and 3.66% of its aggregate deposits of $6.82 billion at December 31, 2008, $6.87 billion at December 31, 2007 and $6.98 billion at December 31, 2006, respectively.  Trustmark believes that the foregoing data supports the disclosure in the Form 10-K regarding the amount of brokered deposits at the end of the first three fiscal quarters of its 2006, 2007 and 2008 fiscal years.

Certification under Section 906

24.  Comment:  Please amend each of your certificates as follows:

•	correct the name of the document to which the certification relates which is the Form 10-K for the fiscal year ended December 31, 2008 (rather than for “the period ended December 31, 2008”; and
•	delete the qualification that the certifications are “to my knowledge.”

Response:  In response to the staff’s comments, the amended certificates, correcting the name of the document to which the certification relates and deleting the knowledge qualifications, are being filed as Exhibits 32-a and 32-b to the Form 10-K/A.

Exhibits

25.  Comment:  Please include as exhibits to your Form 10-K the Letter Agreement and the Securities Purchase Agreement between you and the United States Department of Treasury. as required by the Item 601(b)(4) of Regulation S-K.

Response:  In response to the staff's comment, Trustmark has amended the Exhibit List of the Form 10-K/A to include the Letter Agreement and the Securities Purchase Agreement between Trustmark and the U.S. Department of the Treasury as Exhibit 4-g as well as Exhibit 10-s (as previously filed).

Financial Statements

Notes to Financial Statements

Note 1 - New Accounting Standards, page 58

26.  Comment:  Please revise to include new accounting standards issued but not effective rather than merely making reference to MD&A.

Response:  Mr. Gottlieb has confirmed that Comment 26 relates to Trustmark’s future filings, and not to the Form 10-K/A.  Trustmark will revise its future filings to include new accounting standards that have been issued but are not yet effective, and that are material to investors, in Note 1 to the Consolidated Financial Statements as well as in the MD&A.

Note 16 - Shareholders’ Equity

Preferred Stock, page 74

27.  Comment:  Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:

•	how you determined the fair value of the preferred stock and the fair value of common stock warrants;

•	the market rate (discount rate) used when deriving the fair value of the preferred stock;
•	the methodology and assumptions used to calculate the fair value of the common stock warrants; and
•	the method used to amortize the discount on the preferred stock.

Response:  In response to the staff’s comments, please note the following information, which will be incorporated (updated as appropriate) into Trustmark’s future filings:

The Senior Preferred stock and the Warrant were initially recorded at an allocated value of the total cash proceeds of $215 million in the same proportion as the aggregate estimated fair value of the two securities.  Trustmark retained a widely recognized third party to advise on to the value of the Senior Preferred stock and the Warrant.

The fair value of the Senior Preferred stock was estimated by a discounted cash flow method, assuming that Trustmark would not raise new capital in either the debt or equity markets.  The cash flows were discounted using a yield curve that ranged from 5.85% to 10.42%, and averaged approximately 8.75%.  Under this method, the Senior Preferred had an estimated fair value of $182.6 million as of the valuation date of November 21, 2008.

Trustmark’s advisor’s model analyzed the value of the Warrant using a Cox-Ross-Rubenstein Binomial Option Pricing Model.  Model assumptions included the stated terms of the issue, and current and/or historical market data for the assumptions of volatility, interest rates, and dividend yield.  Under this approach, the model reached a recommended value of the Warrant that was estimated to be $9.0 million as of the valuation date.

In total, the Senior Preferred stock and Warrant fair values were estimated at $191.6 million, at the valuation date.  Trustmark reviewed the model and the recommended valuations and determined that they represented a fair valuation of the Senior Preferred stock and the Warrant.  At the same proportion as the relative fair values, Trustmark allocated the $215 million cash proceeds between the Senior Preferred stock and the Warrant.  Specifically, $204.9 million was allocated to the Senior Preferred stock and recorded as Preferred Stock, and $10.1 million was allocated to the Warrant and recorded in Capital Surplus.

The Senior Preferred stock is recorded at a discount to its face value of $215 million.  The discount is accreted monthly on a constant yield method to the dividend reset date of February 15, 2014.

Note 17 - Fair Value

Financial Instruments Measured at Fair Value, pages 77-78

28.  Comment:  We note you utilize independent data providers to determine the fair value of the securities available-for-sale. Please tell us and revise future filings to disclose the following:

•	the number of prices you generally obtained per instrument, and if you obtained multiple prices, how you determined the ultimate fair value;
•	whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services; and
•
the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response:  In response to the staff’s comment, please note the following information which will be incorporated (updated as appropriate) into Trustmark’s future filings:

Trustmark utilizes an independent pricing service to advise it on the carrying value of the available for sale securities portfolio.  As part of Trustmark’s procedures, one price for a given asset is provided from the service and evaluated for reasonableness given market changes.  If and when a questionable price exists, Trustmark investigates further to determine if the price is valid.  If needed, other market participants may be utilized to determine the correct fair value.  As seen in the table below [this will refer to the updated version of the table, the current version of which appears on page 78 of the current Form 10-K], Trustmark’s determination of the value of these securities has resulted in most securities available for sale being considered Level 2 assets in accordance with SFAS No. 157.  Trustmark has also reviewed and confirmed its determinations in thorough discussions with the pricing source regarding their methods of price discovery.

Schedule 14A

Employment Agreements, Page 32

29.  Comment:  Please revise to describe the differences between the 2007 employment agreement and the 2008 agreement with your Chairman and CEO including, but not limited to, the following:

•	clarify that the 2008 agreement did not “extend the term” as you state on page 32 since the 2007 agreement did not have a termination date but could be terminated by either Party;
•	disclose that you increased the maximum amount of his annual bonus from seventy percent of his salary to one hundred percent;
•	clarify that Mr. Hickson will receive the same salary as Chairman as he did when he served as both Chairman and CEO; and
•	clarify whether Mr. Hickson will be entitled to a full year’s compensation for five months of employment in 2011.

Response:  As noted above, we have responded to this comment in a separate response letter to the staff dated April 24, 2009.  On May 1, 2009, Trustmark filed a Definitive Revised Schedule 14A (Amendment No. 1) with such revisions as we described in our April 24, 2009 letter, and it filed a Current Report on Form 8-K the same day describing its revisions to the proxy statement and the reasons therefor.

* * * * *

As discussed earlier, once the staff has confirmed that it has no further comments on the Form 10-K, Trustmark will promptly file a Form 10-K/A reflecting its final responses to the staff’s comments.

We stand ready to discuss this matter with you at your earliest convenience.  Please do not hesitate to call either me at (212) 841-1060 or Jeremy Hirsh at (212) 841-1286.  Thank you in advance for your continued assistance.

Sincerely,

Bruce C. Bennett

cc:	Mr. Richard G. Hickson
Mr. Louis E. Greer
Mr. T. Harris Collier, III
Trustmark Corporation

Mr. R. Michael Summerford
Chair of the Audit and Finance Committee of Trustmark Corporation